Exhibit 99.14
12945 West 15th Drive, Golden, Colorado 80401-3572 USA
CERTIFICATE OF QUALIFIED PERSON
Tracy E Barnes, P.E.
12945 W 15th Drive
Golden, Colorado, USA
Tel: (303) 202-3667
Fax: (303) 202-3696
tbarnes@barnesengr.com
I, Tracy E Barnes am a Registered Professional Engineer in the State of Colorado, Registration No. 33381, employed by Barnes Engineering Services, Inc as President and Principal Mining Engineer, and residing at 12945 W 15th Drive, Golden, Colorado, USA.
I am a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. I am also a member of the American Statistical Association, and the International Association for Mathematical Geology. I graduated from the University of Washington, Seattle, Washington with a Bachelor of Science in Mining Engineering degree in 1975.
I have practiced my profession continuously since 1975 and have been involved in: gold operations in the United States, New Zealand and Chile and preparation of mine audits, scoping, pre-feasibility, and feasibility level studies for gold properties in United States, Canada, Chile, Peru, New Zealand, and Brazil.
As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101.
I am currently a Consulting Engineer and have been so since May 1996.
I served as the Qualified Person writing sections 17 and 19.1 of the technical report titled Technical Report and Qualified Persons Review, Pueblo Viejo Project, Dominican Republic and dated 26 October 2005 (the “Technical Report”), relating to mineral resource and reserve estimates, mine design, mine planning, and mining operations. I visited the Pueblo Viejo site between 10 and 14 January 2005.
I have no knowledge of work completed on this project since the completion of the technical report in October 2005.
I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.
I am independent of Glamis Gold Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

Voice: (303) 202-3667	Facsimile: (303) 202-3696	e-mail: tbarnes@barnesengr.com

I have read National Instrument 43-101 and Form 43-101 Fl and this report has been prepared in compliance with same.
Dated at Golden, Colorado, United States of America, this 25th day of September, 2006.

/s/ Tracy E. Barnes
Tracy E. Barnes, P.E.